SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FRED'S, INC.
(Exact name of registrant as specified in its charter)

Tennessee	62-0634010
(State of incorporation)	(IRS Employer Identification No.)

4300 New Getwell Road
Memphis, Tennessee	38118
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	Each class is to be registered
Preferred Share Purchase Rights	Nasdaq Stock Market

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1. Description of Securities To Be Registered.

The Board of Directors of Fred's,  Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding  share of common stock, no par value per share (the "Common Shares"),  of the Company. Thedividend is payable on October 12, 2008 (the "Record Date"), to the stockholders of record on that date.  The specific terms of the Rights are contained in the Rights Agreement, dated as of October 10, 2008, by and between the Company and Regions Financial Corporation, as Rights Agent (the “Rights Agreement”).

The Board of Directors has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding shares of common stock without the approval of the Board, with exceptions for the Company, and its affiliates. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

Following is a summary of the terms of the Rights Agreement. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is attached as Exhibit 4.1 hereto and incorporated by reference herein.

The Rights.

The Board authorized the issuance of a Right with respect to each outstanding share of common stock on October 12, 2008. The Rights will initially trade with, and will be inseparable from, the shares of common stock. The Rights are evidenced only by certificates that represent shares of common stock, or in the case of uncertificated shares, the book-entry records representing shares of common stock. New Rights will accompany any new shares of common stock we issue after October 12, 2008 until the Distribution Date described below.

Exercise Price.

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $100.00, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.

The Rights will not be exercisable until

•                      10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s shares of common stock, or, if earlier,

•                      10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.
The date when the Rights become exercisable is referred to herein as the “Distribution Date.” Until that date, the common stock certificates, or in the case of uncertificated shares, the book-entry records evidencing shares of common stock, will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the shares of common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of shares of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.
The Board of Directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding shares of common stock.

Exceptions to the Definition of “Acquiring Person.”

If the Company repurchases some of its own shares of common stock and this causes a person or group’s holdings to constitute 15% or more of the remaining outstanding shares of common stock, that person or group will not be an Acquiring Person so long as it does not make any further acquisition of the Company’s shares of common stock. Finally, if a person or group acquires 15% or more of the Company’s shares of common stock inadvertently or as a result of third parties exercising contractual rights that exist as of October 10, 2008 (and without acquiring by other means 1% or more of the Company’s shares of common stock since October 10, 2008), and that person or group sells enough common stock to reduce its holdings below 15% of the Company’s common stock as promptly as practicable (which, in the contractual rights case, shall not be longer than 60 days), such person or group will not be an Acquiring Person.

Consequences of a Person or Group Becoming an Acquiring Person.

•                      Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right.

•                      Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person will have the right to receive upon exercise at the then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•                      will not be redeemable.

•                      will entitle holders to minimum preferential quarterly dividend payments of $0.01, but will entitle holders to an aggregate dividend equal to the dividend declared per share of common stock.

•                      will entitle holders upon liquidation to a minimum preferential liquidation payment of $1 per share, but if greater than $1 per share, an aggregate payment equal to the payment made per share of common stock.

•                      will have 1 vote.

•                      if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.

The Rights will expire on October 12, 2018.

Redemption.

The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of shares of common stock.

Exchange.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding shares of common stock, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions.

The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or shares of common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments.

The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding shares of common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

Item 2.  Exhibits.

         3.1    Articles of Amendment setting forth the designation and amount of Series A preferred stock.

         4.1    Rights  Agreement, dated as of October 10, 2008, between Fred's, Inc. and Regions Bank, (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on
                  Form 8-K, filed with the Securities and Exchange Commission on October 10, 2008).

SIGNATURE

         Pursuant to the  requirements of Section 12 of the Securities  Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 17, 2008.
FRED'S, INC.

By:  /s/ Charles Vail
Charles Vail, Secretary

EXHIBIT LIST

3.1    Articles of Amendment setting forth the designation and amount of Series A preferred stock.

4.1    Rights  Agreement, dated as of October 10, 2008, between Fred's, Inc. and Regions Bank, (incorporated hereinby reference to Exhibit 4.1 to the Company’s Current Report on
         Form 8-K, filed with the Securities and Exchange Commission on October 10, 2008).